UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

ENERPLUS CORPORATION
(Name of Issuer)

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

292766102
(CUSIP Number)

APRIL 14, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	292766102	SCHEDULE 13G	Page	2	of	17

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 412,436
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 412,436

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 412,436
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	292766102	SCHEDULE 13G	Page	3	of	17

1	NAMES OF REPORTING PERSONS Integrated Assets, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 464,748
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 464,748

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	292766102	SCHEDULE 13G	Page	4	of	17

1	NAMES OF REPORTING PERSONS Cognizant Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,516,138
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,516,138

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	292766102	SCHEDULE 13G	Page	5	of	17

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (Europe) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,773,916
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,773,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,773,916
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	292766102	SCHEDULE 13G	Page	6	of	17

1	NAMES OF REPORTING PERSONS IHG Core Holdings (Europe) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,425,975
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,425,975

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,425,975
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	292766102	SCHEDULE 13G	Page	7	of	17

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,180,777
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,180,777

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,180,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	292766102	SCHEDULE 13G	Page	8	of	17

1	NAMES OF REPORTING PERSONS Millennium International Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,180,777
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,180,777

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,180,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	292766102	SCHEDULE 13G	Page	9	of	17

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,593,213
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,593,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,593,213
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	292766102	SCHEDULE 13G	Page	10	of	17

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,593,213
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,593,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,593,213
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	292766102	SCHEDULE 13G	Page	11	of	17

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Item 1.
	(a)	Name of Issuer:

Enerplus Corporation, an Alberta, Canada corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

The Dome Tower 333 - 7th Avenue S.W., Suite 3000 Calgary, Alberta, Canada T2P 2Z1

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Integrated Core Strategies (US) LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Integrated Assets, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Cognizant Holdings, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Integrated Core Strategies (Europe) S.à r.l. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Luxembourg

IHG Core Holdings (Europe) S.à r.l. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Luxembourg

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium International Management GP LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

Common Shares, no par value ("Common Stock")

	(e)	CUSIP Number:

292766102

CUSIP No.	292766102	SCHEDULE 13G	Page	12	of	17

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	292766102	SCHEDULE 13G	Page	13	of	17

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned

   As of the close of business on May 18, 2016:

   (i) Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), beneficially owned 412,436 shares of the Issuer’s Common Stock;

   (ii) Integrated Assets, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Integrated Assets"), beneficially owned 464,748 shares of the Issuer’s Common Stock;

   (iii) Cognizant Holdings, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Cognizant Holdings"), beneficially owned 2,516,138 shares of the Issuer’s Common Stock;

   (iv) Integrated Core Strategies (Europe) S.à r.l., a Luxembourg société à responsabilité limitée ("Integrated Core Strategies (Europe)"), beneficially owned 7,773,916 shares of the Issuer’s Common Stock (consisting of 6,703,216 shares of the Issuer’s Common Stock and listed options to purchase 1,070,700 shares of the Issuer’s Common Stock); and

   (v) IHG Core Holdings (Europe) S.à r.l., a Luxembourg société à responsabilité limitée ("IHG Core Holdings (Europe)"), beneficially owned 3,425,975 shares of the Issuer’s Common Stock.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to Integrated Assets, Cognizant Holdings, Integrated Core Strategies (Europe) and IHG Core Holdings (Europe) and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets, Cognizant Holdings, Integrated Core Strategies (Europe) and IHG Core Holdings (Europe).

   Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP"), is the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets, Cognizant Holdings, Integrated Core Strategies (Europe) and IHG Core Holdings (Europe).

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management") is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the general partner of the 100% shareholder of Integrated Assets and Cognizant Holdings and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets and Cognizant Holdings. Millennium Management is also the general partner of an entity that indirectly wholly owns Integrated Core Strategies (Europe) and IHG Core Holdings (Europe) and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies (Europe) and IHG Core Holdings (Europe).

   Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium International Management GP and Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Integrated Assets, Cognizant Holdings, Integrated Core Strategies (Europe) and IHG Core Holdings (Europe).

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Integrated Assets, Cognizant Holdings, Integrated Core Strategies (Europe) or IHG Core Holdings (Europe), as the case may be.

(b) Percent of Class:

   As of the close of business on May 18, 2016, Millennium Management and Mr. Englander may be deemed to have beneficially owned 14,593,213 shares or 7.0% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 207,133,000 shares of Common Stock outstanding as of May 5, 2016, as per the Issuer’s Form 6-K dated May 6, 2016.

CUSIP No.	292766102	SCHEDULE 13G	Page	14	of	17

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   14,593,213 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   14,593,213 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	292766102	SCHEDULE 13G	Page	15	of	17

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of May 18, 2016, by and among Integrated Core Strategies (US) LLC, Integrated Assets, Ltd., Cognizant Holdings, Ltd., Integrated Core Strategies (Europe) S.à r.l., IHG Core Holdings (Europe) S.à r.l., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	292766102	SCHEDULE 13G	Page	16	of	17

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 18, 2016

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
INTEGRATED ASSETS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
INTEGRATED CORE STRATEGIES (EUROPE) S.À R.L. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
IHG CORE HOLDINGS (EUROPE) S.À R.L. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No.	292766102	SCHEDULE 13G	Page	17	of	17

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, no par value, of Enerplus Corporation, an Alberta, Canada corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 18, 2016

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
INTEGRATED ASSETS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
INTEGRATED CORE STRATEGIES (EUROPE) S.À R.L. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
IHG CORE HOLDINGS (EUROPE) S.À R.L. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander